UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December 2010
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated December 15, 2010.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: December 15, 2010

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated December 15, 2010

Exhibit 1

Elbit Systems U.S. Subsidiary Completes Acquisition of

 M7 Aerospace for $85 Million

Haifa, Israel, December 15, 2010 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) announced today that its wholly-owned U.S. subsidiary, Elbit Systems of America, LLC, ("ESA") acquired 100% of M7 Aerospace LP (M7 Aerospace) in a $85 million all cash transaction.

Located in San Antonio, Texas, M7 Aerospace is an integrated service company, offering a full suite of aviation services in the areas of Aerostructures Manufacturing, Government Logistics Support Services, Maintenance, Repair & Overhaul, Engineering Services, Aircraft Parts and Support, Supply Chain Management and Purchasing.

 M7 Aerospace will join ESA as a part of the company’s  offerings of comprehensive large fleet, multi-site contractor logistics support, life cycle contractors and depot support for fleets operated by the United States military. M7 Aerospace will also bring world class capabilities in avionics upgrades, special mission modifications, reset programs and airframe modification and repair for numerous aircraft platforms operated by both commercial and military customers.

Elbit Systems of America, President and CEO, Raanan Horowitz commented: "We are pleased to take this important step towards enhancing our support solutions capabilities in the U.S. market. This acquisition complements the breadth and depth of ESA’s experience in the support and maintenance of aircraft both domestically and world-wide, and we hope it will open the door to new customers and projects". Horowitz added:"We are proud to welcome the employees of M7 Aerospace to the ESA team. Their skills and experience provide an extremely valuable asset to our organization".

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

	Company Contact:	IR Contact:

	Joseph Gaspar, Executive VP & CFO	Ehud Helft
	Dalia Rosen, VP & Head of Corporate Communications	Kenny Green
	Elbit Systems Ltd	CCG Investor Relations
	Tel: +972-4-8316663	Tel: 1-646-201-9246
Fax: +972-4-8316944
E-mail:	j.gaspar@elbitsystems.com	E-mail:	elbitsystems@ccgisrael.com
dalia.rosen@elbitsystems.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.